November 22, 2019

Andrew Brown
Chief Financial Officer
Chegg, Inc.
3990 Freedin Circle
Santa Clara, California, 95054

       Re: Chegg, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Form 10-Q for the Quarter Ended June 30, 2019
           Response Dated October 24, 2019
           File No. 001-36180

Dear Mr. Brown:

       We have reviewed your October 24, 2019 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to the comment, we may have additional comments.

Form 10K for Fiscal Year Ended December 31, 2018

Item 1A. Risk Factors
Risks Related to our Business and Industry
Computer malware, viruses, hacking, phishing attacks and spamming could harm our business and results of operations., page 18

1. We note your response to comment 1. Please discuss preventative actions that you had taken since the "Data Incident," as well as enhancements to your cybersecurity risk management program, if any, to facilitate a prompt detection and discovery of future cybersecurity incidents.
 Andrew Brown
Chegg, Inc.
November 22, 2019
Page 2

       You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Kathryn
Jacobson, Senior Staff Accountant at (202) 551-3365 with any questions.



FirstName LastNameAndrew Brown                          Sincerely,
Comapany NameChegg, Inc.
                                                        Division of Corporation
Finance
November 22, 2019 Page 2                                Office of Technology
FirstName LastName